Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 17, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-160

To:	CBOE Members
From:	Office of the Chairman
Date:	September 17, 2008
Re:	Results of Member Vote on Settlement of Exercise Right Litigation: 779 For, 70 Against, 63 Abstain

We are pleased to announce that the CBOE membership voted by an overwhelming margin of 779 to 70 to approve the definitive agreement to settle the Exercise Right litigation. By achieving an affirmative majority vote of a quorum of CBOE voting members, we have crossed one of two remaining major hurdles to the final resolution of this matter.  With the strong affirmative vote of the CBOE membership, we now turn to the Delaware Court for final approval.

The Delaware Court has scheduled a settlement hearing for December 16, 2008, to hear any objections to the settlement, to decide whether to grant final approval of the settlement and to resolve any disputes about who qualifies to be a participating class member. Additionally, the Court has scheduled a separate hearing for September 29, 2008 to address certain class members’ objections to the eligibility requirements to participate in the settlement.  If the Court approves the settlement, it would enter an Order of Approval and Final Judgment, perhaps as early as the end of December, and any objectors would have the right to appeal within 30 days. “Final Approval” occurs either after the 30-day appeal period expires or after any appeals have been resolved.

As you know, our willingness to enter into a settlement agreement related, in great part, to matters of timing. If approved, the settlement will enable CBOE to act more rapidly to demutualize and to consider subsequent strategic transactions. In the meantime, CBOE continues to prepare for demutualization, even as the settlement issue moves through the courts.

We continue to have ongoing dialogue with the Lessors Committee and Floor Directors Committee, as well as with legal counsel and investment bankers. We remind you that demutualization will require a separate vote of the membership, and that three membership meetings will be scheduled between October 2008 and January 2009 to discuss specific areas of interest to members and owners.  We are committed to keeping you as informed as possible as we move forward, and we invite you to email us with any thoughts or concerns.

Bill Brodsky	Ed Tilly	Brad Griffith	Ed Joyce
Chairman and	Executive	Vice Chairman	President and
Chief Executive Officer	Vice Chairman		Chief Operating Officer
brodsky@cboe.com	tillye@cboe.com	griffith@cboe.com	joyce@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.